January 4, 2006

Mail Stop 6010


William G. Seils, Esq.
Senior Vice President, General Counsel, Secretary
Richardson Electronics, Ltd.
40W267 Keslinger Road
LaFox, Illinois 60147


      Re:	Richardson Electronics, Ltd.
      Registration Statement on Form S-1
      Filed December 8, 2005
		File No. 333-130219

Dear Mr. Seils:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Prospectus Summary

Growth and Profitability Strategies, page 4

1. Balance the disclosure under this caption by discussing your net losses in 2002, 2003, and 2005.


Recent Developments, page 5

2. Update the disclosure throughout the filing to clarify whether you have redeemed the debentures referred to in the first paragraph.

The Offering, page 8

3. We note your disclosure on page 9 that if you repurchase or redeem any portion of the principal amount of your 7 3/4 % notes, holders of the 8% notes "may require" you to repurchase the same portion of the principal amount of the notes. Your disclosure on page 71, however, indicates that you "must make an offer to repurchase" the same portion of the principal amount of the notes. Please revise your Summary disclosure to clarify this obligation to make an offer to repurchase.

Ranking, page 10

4. State the amount of indebtedness currently outstanding to which the 8% notes are subordinated.

Risk Factors, page 14

If we do not maintain effective internal controls over financial reporting..., page 14

5. Please revise this risk factor to highlight that you have restated your financial statements as a result of your internal control deficiencies.

Risks Related to Owning Our Notes, page 20

6. Please add a risk factor to explain the risks created by the legal limitations on the ability of beneficial owners to exercise the rights of note holders under the Global Note.


Management`s Discussion and Analysis, page 29

7. Please provide us a complete list of countries in which you operate and have customers.

Results of Operations, page 30

8. Please revise your discussion to include an analysis of the reasons for significant changes in your revenues and expenses.
For
example, if your financial statements reflect materially higher revenues resulting from an increase in the volume of products sold when compared to a prior period, Management`s Discussion and Analysis should not only identify the increase in sales volume, but also should analyze the reasons underlying the increase in sales when the reasons are also material and determinable. Please refer to SEC Release No. 33-8350.

9. With respect to your income tax provision disclosures on pages
32
and 38, please tell us and revise to disclose the following:

* On page 32, please disclose the nature and amount of the valuation allowance related to net operating losses that you recorded in the quarter ended September 5, 2005. Explain the nature and timing of the events that occurred during the quarter which caused you to increase the valuation reserve.

* We note on page 38 that "due to changes in the level of
certainty
regarding realization, a valuation allowance of approximately
$12.3
million was established in fiscal 2005 to offset certain domestic deferred tax assets and domestic net operating loss carryforwards."
Please tell us and explain the nature and timing of the events that caused "changes in the level of certainty regarding realization."

* Please tell us and explain the nature of the significant components of the "certain" domestic deferred tax assets that were impacted by the increase in the valuation allowance and explain why they were impacted.

* Please note that a valuation allowance for deferred tax assets is not appropriate unless it is more likely than not that the asset will not be realized. We note that while you have established a significant valuation allowance for your deferred tax assets your disclosures regarding current and expected operating results appear inconsistent with management`s view regarding realization of the deferred tax asset. Please reconcile.

* Revise to discuss the tax contingency disclosed on page F-24, or tell us why you believe that disclosure in Management`s Discussion and Analysis is not required.

* Please tell us and disclose why you changed your determination of distribution with respect to approximately $12.9 million of your foreign subsidiaries earnings. For example, discuss the extent to which you have changed your specific plans with respect to reinvestment of earnings in certain subsidiaries and why you made this change. Please note that under paragraph 12 of APB 23 you should have sufficient evidence of specific plans to overcome the presumption that all undistributed earnings will be transferred to the parent if no income taxes are accrued.

Liquidity and Capital Resources, page 39

10. Please revise to include a discussion and analysis of your financial condition and changes in financial condition for the periods included your financial statements. Your discussion and analysis of cash flows should not be a mere recitation of changes and other information evident to readers from the financial statements.
The discussion and analysis should focus on material changes in operating, investing and financing cash flows, as depicted in the statement of cash flows, and the reasons underlying those changes. Please refer to SEC Release No. 33-8350.

Contractual Obligations and Commitments, page 41

11. We note that the table only includes "certain" contractual obligations and "other commercial" commitments. Under Item 303(A)(5)
of Regulation S-K, the table must include all of your known contractual obligations that fall within the specified categories of that item. For example, you must include purchase obligations as defined in that item. While you are not required to include the table for interim periods, you should disclose material changes outside the ordinary course of your business in the specified contractual obligations during any interim period.


Our Business, page 45

Principal Stockholders, page 65

12. Please identify the individuals who beneficially own the shares held by the entities named in the table.

Description of Certain Other Indebtedness, page 77

Amended and Restated Credit Agreement, page 80

13. Please revise to disclose the "certain existing and future domestic" subsidiaries that guarantee your amended and restated credit agreement.

Selling Holders, page 94

14. Please revise the table to identify the selling security holders, or tell us why you believe it is proper to omit that information.
15. Tell us whether any of the selling holders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless all of the securities being registered on behalf of that selling stockholder were received as underwriting compensation. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to represent in the prospectus that:

     a. The selling stockholder purchased the shares being
registered
for resale in 			the ordinary course of business, and

     b. At the time of the purchase, the selling stockholder had no
agreements or 			understandings, directly or indirectly,
with
any person to distribute the 			securities.

	Please revise accordingly.


Experts, page 98

16. The statement on page 99 that KPMG`s audit report on the effectiveness of internal control over financial reporting as of May
28, 2005 did not contain an adverse opinion appears inconsistent with the report on page F-2.

Annual Financial Statements, page F-1

17. Please update the financial statements and related information as required by Item 3-12 of Regulation S-X.

Note A. Significant Accounting Policies, page F-11

18. Please revise to explain the nature and amount of each significant reclassification made to the prior years` financial statements.

19. In addition to being short-term, to meet the definition of a cash equivalent under SFAS 95, the investment should be highly liquid, readily convertible to known amounts of cash, and so near its maturity that it presents insignificant risk of changes in value because of changes in interest rates. See paragraph 8 of SFAS 95.

20. Please respond to the following comments with respect to your revenue recognition policy on page F-14:

* Please address whether or not you consider whether the sales price is fixed and determinable in your accounting for revenue recognition.
Refer to SAB Topic 13.A.

* Please tell us why you qualify your revenue recognition policy with the use of the term "generally." Please revise to disclose all methods of revenue recognition used by the company which resulted in a material amount of revenue recognized or deferred for any of the periods presented.

21. Please respond to the following comments with respect to your earnings per share accounting policy and disclosure on page F-15:

* We note that you have two classes of common stock. Please tell us and disclose how you applied EITF 03-6 and the two-class method in your computation of basic and diluted earnings per share.

* The amount of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40(c) and Illustration 2 in Appendix C of
SFAS 128.

Note F. Debt Financing, page F-20

22. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the 8% convertible senior subordinated notes due June 15, 2011 is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133. Please include a reasonably detailed discussion of how you evaluated whether the agreement meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19. We note that the conversion price is subject to adjustment upon the occurrence of certain events including adjustments based upon your current stock price and the effective date of a change in control. As applicable, you should analyze the conversion feature under paragraphs 12-32 of EITF 00-19.
In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay certain liquidated damages. Discuss your consideration of whether these liquidating damages would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion under EITFs 98-5 and 00-27.

23. It appears the 8% convertible senior subordinated notes due
June
15, 2011 may contain other embedded derivatives that you should evaluate under SFAS 133 and EITF Issue 00-19. Tell us how you evaluated the following:

* If you effect an automatic conversion of the notes prior to December 20, 2008, you must make an additional payment equal to three full years of interest, less any interest actually paid or provided for prior to the conversion date. This additional payment may be paid in whole or in part in cash and/or through the issuance of common stock at your election. If you elect to pay the additional payment in common stock, the common stock will be valued at 97.5% of the average of the closing prices of the common stock for the 20 consecutive trading days ending on the third business day prior to the conversion date.

* If you repurchase or redeem any portion of the principal amount of
your   7 3/4 % notes, holders of the 8% notes may require you to
repurchase, for the same type of consideration offered to the holders of our 7 3/4% notes, the same portion of the principal amount of the notes. The repurchase price shall be equal to 100% of the principal amount of the notes plus accrued and unpaid interest; provided, that if the price at which you repurchase or redeem your 7 3/4% notes exceeds 100% of the principal amount thereof, then the repurchase price for the notes shall exceed 100% of the principal amount thereof by the same percentage.

Please note that you should perform a thorough analysis of all the provisions of your convertible debt instrument in order to determine whether there are any provisions that may be embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to SFAS 133. Please tell us all of the embedded derivatives you identified during your review of your debt agreement and how you evaluated each provision.

24. Please revise your disclosure to include all of the significant terms of the convertible debt agreements and the related registration rights agreements. For example, discuss any limits on the amount of common stock that may be used to repay the debt and any terms that may result in changes to the conversion price.

25. We note that the credit facility consists of various U.S. and foreign currency denominated facilities. Please respond to the following comments:

* Please tell us and disclose with respect to each facility (a) the aggregate commitment amount, (b) the amount outstanding, (c) the amount available for borrowings, (d) the interest rate under the facility. Please include each of your facilities including the Canada facility, the Euro facility, the Japan facility, the Swedish
Facility, the U.K. facility and the U.S. facility.

* Please clarify in the disclosure throughout your filing whether or not you have a Korea facility and/or a Swedish Krona facility.

* Please tell us and disclose how you determined that the credit facility includes a commitment of $109 million since the facility consists of six sub-facilities denominated in various currencies.

Note H. Lease Obligations, Other Commitments, and Contingency, page
F-24

26. Please revise to tell us and disclose the following related to the underpayment of taxes in foreign countries:

* If the contingent liability relates to more than one country, please so state and clarify the extent/pervasiveness of the issue.

* Disclose the month and year when you were informed by one of your foreign subsidiaries.

* Disclose the periods (tax years) to which the contingent tax liability relates (or may relate).

* Disclose when you began to investigate the matter. Summarize for us the steps you have taken in your investigation and the steps you will take to complete it. Disclose when you expect to complete your investigation.

* Disclose why you are not able to determine whether it is probable that an asset has been impaired or a liability incurred at the date of the financial statements and why you cannot reasonably estimate the amount of loss under paragraph 8 of SFAS 5.

* Tell us the current status of this matter.

* We note that as of August 26, 2005, you have "not developed or obtained specific and definitive information sufficient to reasonably confirm the existence of a tax liability, determine a reasonable range of a potential liability, or otherwise evaluate any exposure to the Company." Paragraph 8 of SFAS 5 refers to information available prior to issuance of the financial statements which indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. The language used in your disclosure may imply a higher level of certainty than is required by SFAS 5 through the use of terms such as "specific and definitive" information, "sufficient to reasonably confirm the existence" of a tax liability, determine a "reasonable" range of a "potential" liability, and "ultimate exposure" due to a lack of "sufficient" information.

* Please note that SFAS 5 refers to information that was "available" prior to issuance of the financial statements. That is, if the information was available and, if reviewed, would indicate that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, then you would record a loss under SFAS 5 if the amount is reasonably estimated.

Note I. Income Taxes, page F-24

27. Please disclose the following:

* The types of events that would cause your unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration to become taxable and the amount of that liability, if determinable, or statement that determination of the amount is not practicable. See paragraph 44 of SFAS 109.

* Please tell us and disclose the nature and timing of the events that caused "changes in the level of certainty regarding realization."

Note M. Litigation, page F-33

28. We note that two customers of your German subsidiary have asserted separate claims against you in connection with their purchase of your transistors. We note your disclosure that you settled one of the claims in fiscal 2005, and the settlement amount was paid by your insurance carrier. We note that you filed a Form 8-
K on January 4, 2006 wherein you disclosed that you settled the other claim on December 12, 2005, and the settlement amount was paid by your insurance carrier. Tell us and revise the notes to your annual and updated interim financial statements, as applicable, to discuss the amounts of the settlements, if and when you determined that you had obligations pursuant to SFAS 5, and how you accounted for the amounts paid by your insurance company(ies).

Note O. Selected Quarterly Financial Data (Unaudited), page F-34

29. We note that you recorded a net loss of $(18,665) in the third quarter of fiscal 2005. Revise to provide a discussion of the reason
for the significant variance in net income (loss) from the other
2005
quarters as required by Item 302(a)(3) of Regulation S-K.

30. Revise to disclose why certain amounts have been reclassified to conform to the fiscal 2005 presentation in accordance with Item
302(a)(2) of Regulation S-K.

Form 10-K for the Fiscal Year Ended May 28, 2005

Form 10-Q for the Fiscal Quarter Ended September 3, 2005

31. To the extent that you amend the Form S-1 to make material changes to your disclosures, please consider whether you should also amend your Form 10-K for the fiscal year ended May 28, 2005 and/or subsequently filed Forms 10-Q.

Exhibits 31.1 and 31.2

32. We note that the certifications filed as Exhibits 31.1 and
31.2
to your Form 10-K for the fiscal year ended May 28, 2005 and Form
10-
Q for the fiscal quarter ended September 3, 2005 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file amendments to your
Form 10-K and Form 10-Q that include the entire filings together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at
(202) 551-3800 with any other questions.

      					Sincerely,



      					Peggy Fisher
      Assistant Director


cc (via facsimile):  Scott Hodes, Esq.
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William G. Seils
Richardson Electronics, Ltd.
January 4, 2006
Page 1